FILED PURSUANT TO RULE 424(b)(3)

                Colorado Gaming & Entertainment Co.
    Supplement No. 1 Dated December 11, 1996 to Prospectus Dated
                          October 22, 1996



        On November 7, 1996, the Company issued the press release attached hereto as Annex A and incorporated herein by this reference.


                              ANNEX A

   FOR IMMEDIATE RELEASE:   Thursday, November 7, 1996

   CONTACT:  Stephen J. Szapor, Jr., President/CEO        Madeleine Franco
             Robert J. Stephens, Vice President/Treasurer Eric Simonsen
             Colorado Gaming & Entertainment Co.          Jordan Richard Assoc.
             303-863-2400                                 801-595-8611

   COLORADO  GAMING &  ENTERTAINMENT ANNOUNCES THIRD QUARTER RESULTS

   DENVER, COLO. Stephen J. Szapor, Jr., president and chief executive officer of Colorado Gaming & Entertainment Co. (NASDAQ BB: CGME), announced today results for the three months ended September 30, 1996, the company's first full quarter of operations since completion of its reorganization on June 7, 1996.

   For the most recent three-month period, the company posted net income of $232,000 or $0.05 per share on net revenue of $14.6 million (up 18 percent) compared to a net loss of $8.7 million on net revenue of $12.4 million posted by the company's predecessor, Hemmeter Enterprises, Inc. (a private company) for the third quarter of 1995. The prior year's results included losses attributable to Hemmeter's interest in a riverboat project in New Orleans, as well as higher interest charges from the predecessors company's debt structure, and accordingly are not comparable.

   Increases in revenue and profits were attributed primarily to initial results of the Silver Hawk Casino, which opened on June 26, 1996, in time for the historically busy summer season. Additionally, Szapor indicated that additional parking capacity since June at the company's Bullwhackers Black Hawk facility has given the property a competitive edge. Szapor also noted that continued reductions in corporate expenses from downsizing in connection with the reorganization contributed to favorable year-to-year comparisons.

   According to Szapor, the company's casino operating profit increased approximately $1.2 million, or 34 percent, to $4.8 million for the most recent three-month period. At the same time, corporate expenses were down approximately $568,000 or 37 percent from the prior year to $955,000 despite a charge in the most recent quarter for certain compensation expenses relating to implementation of the company's new cash bonus and stock incentive plans.

   "We are pleased with this quarter's results, which attest to the effectiveness of our new business plan," said Szapor. "We continue to explore opportunities to expand our business beyond one jurisdiction; however, clearly our emphasis is on increasing revenue and earnings at our core Colorado properties by creating an exceptional gaming experience for our customers and a rewarding work environment for our employees," he said.

   Szapor noted that the company recently began construction on a child care and entertainment center, adjacent to its operations in Black Hawk. The facility, scheduled to open during the second quarter of 1997, will be operated by New Horizon Kids Quest (Minneapolis), with Colorado Gaming & Entertainment receiving a percentage of gross revenue.

   Colorado Gaming & Entertainment Co. currently owns and operates three limited stakes casinos in Colorado located in the adjacent towns of Black Hawk and Central City. The casinos, operating under the names Bullwhackers and Silver Hawk, offer combined gaming space of approximately 25,000 square feet, with 1,250 gaming devices and 23 gaming tables. While all operations are currently located within Colorado, the company continues to explore potential gaming opportunities outside the state.

        COLORADO GAMING AND ENTERTAINMENT
        SELECTED CONSOLIDATED RESULTS  FOR THE QUARTERS AND  NINE
        MONTHS ENDED SEPTEMBER 30
        (numbers in thousands, except per share amounts)
        (Unaudited)

                            Three months ended       Nine  months ended
                              September 30,           September 30,
                             1996(a)    1995         1996(a)      1995

   Net revenue               $ 14,625  $ 12,440      $37,852    $36,107
   Casino expenses              9,780     8,828       26,015     26,019
   Casino operating profit      4,845     3,612       11,837     10,088
   Pre-opening (Silver Hawk)     (26)     -           362            -
   Corporate expenses            955      1,523       2,004      5,726
   EBITDA                       3,916     2,089       9,471      4,362
   Income (loss)
     from operations            1,997       469       2,984     (5,185)
   Extraordinary gain
     from reorganization            -         -       164,358        -
   Net income (loss)              232    (8,685)      164,427  (36,284)
   Net income per share(b)        $0.05    N/A          N/A       N/A
   Weighted average common
     or common equivalent
     shares outstanding(b)     5,138,888   N/A          N/A       N/A


   (a) Due to the Reorganization and implementation of fresh start accounting per SOP 90-7, financial statements for the new Reorganized Company (period starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to Consolidated Financial Statements for additional information.

   (b) The net income per common share and the weighted average shares outstanding for the predecessor company have not been presented because, due to the reorganization and implementation of fresh start reporting, they are not comparable to subsequent periods.


                Colorado Gaming & Entertainment Co.
                    Consolidated Balance Sheets
               (In thousands, except shares amounts)

                                     Reorganized         Predecessor
                                     Company (a)         Company
                                     September 30, 1996  December 31, 1995
                                       (unaudited)

                 ASSETS

   Cash                                $ 4,815           $       3,623
   Inventories                              92                      85
   Accounts receivable, net                201                     226
   Prepaid expenses                        405                     638

        Total current assets             5,513                   4,572

   Property, equipment and leasehold
   improvements, net                    42,374                  32,127

   Restricted funds in escrow (Note 2)     259                       -

   Excess reorganization value, net
   (Note 1)                              18,511                      -

   Other assets, net                        814                    981


        Total assets                 $   67,471                 37,680

   LIABILITIES AND STOCKHOLDERS
   EQUITY

   Current portion of notes payable       1,990                      -
   Accounts payable                         821                    404
   Accrued interest                       1,907                      -
   Accrued expenses                       3,372                  3,953
        Total current liabilities         8,090                  4,357


   Senior secured notes payable
   (Note 3)                              50,000                      -
   Other notes payable, net of
   current portion (Note 3)               4,953                      -
   Liabilities subject to compromise          -                186,460
        Total non-current liabilities    54,953                186,460

        Total liabilities                63,043                190,817

   Common stock, $.01 par value,
   20 million and 50 million shares
   authorized, respectively, 5,138,888
   and 11,786,235 issued and
   outstanding (Note 4)                      51                    118
   Warrants issued                            -                  7,000
   Additional paid-in capital            14,896                  2,162
   Accumulated deficit                  (10,519)              (162,417)
        Total stockholders' equity
        (deficit)                         4,428               (153,137)

        Total liabilities and
        stockholders' equity
        (deficit)                    $   67,471           $     37,680



   (a) Due to the Reorganization and implementation of fresh start accounting pursuant to SOP 90-7, financial statements for the Reorganized Company (periods starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to Consolidated Financial Statements for additional information.


                Colorado Gaming & Entertainment Co.
               Consolidated Statements of Operations
               (In thousands, except per data share)

                            Reorganized Company (a)      Predecessor Company

                               Unaudited
                           Three     June 7,       Three    January    Nine
                           Months      1996        Months   1,1996    Months
                           Ended     Through       Ended    Through    Ended
                          September  September   September   June   September
                           30, 1996  30, 1996    30, 1995   6, 1996  30, 1995

   Revenue:
   Casino                 $13,973     $17,073    $11,718    $19,126  $ 34,101
   Food and beverage          999       1,215      1,083      1,288     2,887
   Other                       40          47         80         32       235
     Gross revenue         15,012      18,335     12,881     20,446    37,223
     Less:  Promotional
       allowances            (387)      (465)      (441)       (464)   (1,116)
     Net revenue           14,625     17,870     12,440      19,982    36,107

   Operating Expenses:
   Casino                   3,678      4,269      3,244       5,544     9,762
   Gaming taxes             2,548      3,308      2,431       3,614     6,993
   Food and beverage          928      1,128        790       1,299     2,340
   General and
   administrative:
     Casino                   723        917        792       1,249     2,594
     Corporate                955      1,102      1,523         902     5,726
   Marketing                1,903      2,338      1,571       2,349     4,330
   Depreciation and         1,813      2,209      1,178       1,882     3,529
   amortization
   Pre-opening                (26)       315          -          47         -
   Reorganization items       106        106        442       2,290       700
   Impairment of assets
   and other expenses           -           -          -          -     5,318
        Total operating
        expenses           12,628      15,692     11,971     19,176    41,292

   Income (loss) from
   operations               1,997       2,178        469        806    (5,185)

   Interest expense        (1,743)     (2,146)    (6,076)      (579)  (16,052)
   Interest income             49          59         43         66       333
   Loss on disposition
   of assets                  (71)        (71)       (51)      (244)     (124)
   Equity in loss of GPRI       -           -      (3,070)        -   (15,256)

   Income (loss) before
   income tax expense
      and extraordinary
      items                   232         20       (8,685)       49   (36,284)

   Income tax expense
   (Note 5)                     -          -            -         -         -

   Net income (loss)
   before extraordinary
   gain                       232         20        (8,685)       49  (36,284)

   Extraordinary gain
   from reorganization
   items                        -         -              -   164,358        -

   Net income (loss)          232        20         (8,685)  164,407  (36,284)

   Net income per common
   share (b)                 0.05      0.00           N/A       N/A      N/A


   (a) Due to the Reorganization and implementation of fresh start accounting pursuant to SOP 90-7, financial statements for the Reorganized Company (periods starting June 7, 1996) are not comparable to those of the Predecessor Company. See Notes to the Financial Statements for additional information.

   (b) The weighted average number of common shares outstanding and net income per common share for the Predecessor Company have not been presented because, due to the Reorganization and implementation of fresh start accounting, they are not comparable to subsequent periods.